Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-219206
The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion. Dated November 8, 2017.
GS Finance Corp. $ Nikkei 225-Linked Trigger Notes due guaranteed by The Goldman Sachs Group, Inc.
The notes will not bear interest.  The amount that you will be paid on your notes on the stated maturity date (expected to be November 18, 2020) is based on the performance of the Nikkei 225 as measured from the trade date (expected to be November 10, 2017) to and including the determination date (expected to be November 10, 2020).
If the final index level (the closing level of the index on the determination date) is equal to or greater than 65% of the initial index level (set on the trade date), then the return on your notes will equal the greater of (i) 0% and (ii) the index return (the percentage increase or decrease in the final index level from the initial index level) times 1.25, subject to the maximum settlement amount of $1,400 for each $1,000 face amount of your notes.
If the final index level is less than 65% of the initial index level, then the return on your notes will equal the index return. Therefore, you could receive less than the face amount of your notes on the stated maturity date and you will lose your entire investment in the notes if the final index level is zero.
On the stated maturity date, for each $1,000 face amount of your notes you will receive an amount in cash equal to:
●	if the final index level is equal to or greater than 65% of the initial index level, the sum of (a) $1,000 plus (b) the greater of:
●	the product of the index return times 1.25 times $1,000, subject to the maximum settlement amount; and
●	the product of 0% times $1,000; or
●	if the final index level is less than 65% of the initial index level, the sum of (a) $1,000 plus (b) the product of the index return times $1,000.
You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-10.
The estimated value of your notes at the time the terms of your notes are set on the trade date is expected to be between $930 and $970 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman Sachs & Co. LLC would initially buy or sell your notes, if it makes a market in the notes, see the following page.
Original issue date:	expected to be November 17, 2017	Original issue price:	100% of the face amount
Underwriting discount:	% of the face amount[1]	Net proceeds to the issuer:	% of the face amount
1 In addition to the      %, the underwriting discount paid by us also includes a structuring fee of      % and a marketing fee of       %, in each case, of the face amount. See “Supplemental Plan of Distribution” on page PS-5.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
Goldman Sachs & Co. LLC
Pricing Supplement No.      dated         , 2017.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.
GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale.  Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes
The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is expected to be between $930 and $970 per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately the estimated value of your notes at the time of pricing, plus an additional amount (initially equal to $        per $1,000 face amount).
Prior to               , the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis from the time of pricing through               ). On and after               , the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market) will equal approximately the then-current estimated value of your notes determined by reference to such pricing models.

About Your Prospectus
The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc.  This prospectus includes this pricing supplement and the accompanying documents listed below.  This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:
●     Product supplement no. 1,740 dated July 10, 2017
●     General terms supplement no. 1,734 dated July 10, 2017
●     Prospectus supplement dated July 10, 2017
●     Prospectus dated July 10, 2017
The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated July 10, 2017, references to the “accompanying prospectus supplement” mean the accompanying prospectus supplement, dated July 10, 2017, for Medium-Term Notes, Series E, references to the “accompanying general terms supplement no. 1,734” mean the accompanying general terms supplement no. 1,734, dated July 10, 2017, and references to the “accompanying product supplement no. 1,740” mean the accompanying product supplement no. 1,740, dated July 10, 2017, in each case of GS Finance Corp. and The Goldman Sachs Group, Inc. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.
This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Underlier-Linked Trigger Notes” on page S-36 of the accompanying product supplement no. 1,740 and “Supplemental Terms of the Notes” on page S-16 of the accompanying general terms supplement no. 1,734. Please note that certain features, as noted below, described in the accompanying product supplement no. 1,740 and general terms supplement no. 1,734 are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying product supplement no. 1,740 or the accompanying general terms supplement no. 1,734.

Key Terms
Issuer:	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underlier:	the Nikkei 225 (Bloomberg symbol, “NKY Index”), as published by Nikkei Inc.
Specified currency:	U.S. dollars (“$”)
Terms to be specified in accordance with the accompanying product supplement no. 1,740:
●    type of notes: notes linked to a single underlier
●    exchange rates: not applicable
●    averaging dates: not applicable
●    redemption right or price dependent redemption right: not applicable
●    cap level: yes, as described below
●    measurement period: not applicable

● buffer level: not applicable
● supplemental amount: not applicable
Face amount:
each note will have a face amount of $1,000; $            in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
Purchase at amount other than face amount:
the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-12 of this pricing supplement.

Supplemental discussion of U.S. federal income tax consequences:
you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-43 of the accompanying product supplement no. 1,740. Pursuant to this approach, it is the opinion of Sidley Austin llp that upon the sale, exchange or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes. Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding. However, according to published guidance, the withholding tax described above will not apply to payments of gross proceeds from the sale, exchange or other disposition of the notes made before January 1, 2019.

Cash settlement amount (on the stated maturity date):
for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:
●    if a trigger event does not occur, the sum of (i) $1,000 plus (ii) the greater of:
●    the product of the underlier return times the upside participation rate times $1,000, subject to the maximum settlement amount; and
●    the product of the contingent minimum return times $1,000; or
●    if a trigger event occurs, the sum of (i) $1,000 plus (ii) the product of the underlier return times $1,000

Initial underlier level (to be set on the trade date):	the closing level of the underlier on the trade date
Final underlier level:
the closing level of the underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes —Consequences of a Market Disruption Event or a Non-Trading Day” on page S-23 of the accompanying general terms supplement no. 1,734 and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-27 of the accompanying general terms supplement no. 1,734

Underlier return:	the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage
Upside participation rate:	125%
Cap Level:	132%

Maximum settlement amount:	$1,400
Trigger event:	the final underlier level has declined, as compared to the initial underlier level, by more than the trigger buffer amount
Trigger buffer amount:	35%
Contingent minimum return:	0%
Trade date:	expected to be November 10, 2017
Original issue date (settlement date) (to be set on the trade date):	expected to be November 17, 2017
Determination date (to be set on the trade date):	expected to be November 10, 2020, subject to adjustment as described under “Supplemental Terms of the Notes —Determination Date” on page S-17 of the accompanying general terms supplement no. 1,734
Stated maturity date (to be set on the trade date):	expected to be November 18, 2020, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-16 of the accompanying general terms supplement no. 1,734
No interest:	the offered notes will not bear interest
No listing:	the offered notes will not be listed on any securities exchange or interdealer quotation system
No redemption:	the offered notes will not be subject to redemption right or price dependent redemption right
Closing level:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-31 of the accompanying general terms supplement no. 1,734
Business day:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-30 of the accompanying general terms supplement no. 1,734
Trading day:
a day on which the respective principal securities markets for all of the underlier stocks are open for trading, the underlier sponsor is open for business and such underlier is calculated and published by the index sponsor.

Use of proceeds and hedging:	as described under “Use of Proceeds” and “Hedging” on page S-41 of the accompanying product supplement no. 1,740
ERISA:	as described under “Employee Retirement Income Security Act” on page S-50 of the accompanying product supplement no. 1,740
Supplemental plan of distribution; conflicts of interest:
as described under “Supplemental Plan of Distribution” on page S-51 of the accompanying product supplement no. 1,740 and “Plan of Distribution – Conflicts of Interest” on page 94 of the accompanying prospectus; GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $      .

GS Finance Corp. expects to agree to sell to Goldman Sachs & Co. LLC (“GS&Co.”), and GS&Co. expects to agree to purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of        % of the face amount. In addition to the concession, any such securities dealer will receive from us a structuring fee

of        % of the face amount of each such note.
GS&Co. has engaged Incapital LLC to provide certain marketing services from time to time relating to notes of this series. Incapital LLC will receive a fee of         % of the face amount of each note offered hereby from us in connection with such service.
GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We expect to deliver the notes against payment therefor in New York, New York on November 17, 2017, which is expected to be the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes are expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent:	GS&Co.
CUSIP no.:	40055A3V7
ISIN no.:	US40055A3V72
FDIC:	the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES
The following examples are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical final underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.
The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.
The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below such as interest rates, the volatility of the underlier, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor.  In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page PS-10 of this pricing supplement.  The information in the examples also reflects the key terms and assumptions in the box below.
Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	125%
Cap level	132% of the initial underlier level
Maximum settlement amount	$1,400
Contingent minimum return	0%
Trigger buffer amount	35%
Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date
No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier
Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity.  We will not do so until the trade date.  As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date.
For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement.  For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below.  Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.  Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.
The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level.  The amounts in the middle column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), assuming that a trigger event does not occur (i.e., the final underlier level has not declined, as compared to the initial underlier level, by more than the trigger buffer amount), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), assuming that a trigger event occurs (i.e., the final underlier level has declined, as compared to the initial underlier level, by more than the trigger buffer amount),and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as percentage of Face Amount)
	Trigger Event has not occurred	Trigger Event has occurred
150.000%	140.000%	N/A
140.000%	140.000%	N/A
132.000%	140.000%	N/A
120.000%	125.000%	N/A
115.000%	118.750%	N/A
110.000%	112.500%	N/A
105.000%	106.250%	N/A
100.000%	100.000%	N/A
95.000%	100.000%	N/A
90.000%	100.000%	N/A
85.000%	100.000%	N/A
80.000%	100.000%	N/A
75.000%	100.000%	N/A
70.000%	100.000%	N/A
65.000%	100.000%	N/A
64.999%	N/A	64.999%
50.000%	N/A	50.000%
25.000%	N/A	25.000%
0.000%	N/A	0.000%

If, for example, a trigger event has occurred and the final underlier level were determined to be 50.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 50.000% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 50.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).
If, for example, a trigger event has not occurred and the final underlier level were determined to be 95.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 100.000% of the face amount of your notes, as shown in the table above. Since a trigger event has not occurred and the hypothetical underlier return of -5.000% is less than the contingent minimum return of 0.000%, the cash settlement amount that we would deliver on your notes at maturity would be 100.000% of the face amount of your notes, as shown in the table above. If, however, the final underlier level were determined to be 110.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 112.500% of the face amount of your notes, as shown in the table above. Since a trigger event has not occurred and the hypothetical underlier return of 10.000% times the upside participation rate of 125% is greater than the contingent minimum return of 0.000%, the cash settlement amount that we would deliver on your notes at maturity would be 112.500% of the face amount of your notes as shown in the table above. In addition, if the final underlier level were determined to be 150.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 140.000% of each $1,000 face amount of your notes, as shown in the table above.  As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over 132.000% of the initial underlier level.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-33 of the accompanying product supplement no. 1,740.
Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date.  The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier level, which we will set on the trade date, and the actual final underlier level determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate.  Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, in the accompanying prospectus supplement, under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 1,734 and under “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes” in the accompanying product supplement no. 1,740. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, the accompanying prospectus supplement, the accompanying general terms supplement no. 1,734 and the accompanying product supplement no. 1,740. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes
The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors.  The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models.  As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount described under “Estimated Value of Your Notes”) will decline to zero on a straight line basis over the period from the date hereof through the applicable date set forth above under “Estimated Value of Your Notes”.  Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.
In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes.  These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others.  See “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-33 of the accompanying product supplement no. 1,740.
The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, GS&Co. pays to us the amounts we owe under your notes.
In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).
Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.
There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes — Your Notes May Not Have an Active Trading Market” on page S-33 of the accompanying product supplement no. 1,740.
The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to the credit risk of GS Finance Corp., as issuer of the notes, and the credit risk of The Goldman Sachs Group, Inc., as guarantor of the notes. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Similarly, investors are dependent on the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes, and therefore are also subject to its credit risk and to changes in the market’s view of its creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series E Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Guarantee by The Goldman Sachs Group, Inc.” on page 42 of the accompanying prospectus.
The Underwriting Discount and Commissions, Including the Structuring Fee and Marketing Fee, and Other Expenses, Result in Less Favorable Economic Terms of the Notes and Could Adversely Affect Any Secondary Market Price for the Notes
The economic terms of the notes, as well as the difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price, take into consideration, among other expenses, the underwriting discount and commissions, including the structuring fee and marketing fee, paid in connection with the notes. Therefore, the economic terms of the notes are less favorable to you than they would have been if these expenses had not been paid or had been lower. Further, the price, if any, at which GS&Co. will buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do) at any time will reflect, among other things, the economic terms of the notes. Therefore, the secondary market price for the notes could also be adversely affected by the underwriting discount and commissions, including the structuring fee and marketing fee, and other expenses paid in connection with the notes. See “The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” above.
The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier at Any Time Other Than the Determination Date
The final underlier level will be based on the closing level of the underlier on the determination date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of the underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop in the level of the underlier. Although the actual level of the underlier on the stated maturity date or at other times during the life of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.

You May Lose Your Entire Investment in the Notes
You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the Nikkei 225 Index as measured from the initial underlier level set on the trade date to the closing level on the determination date.  If a trigger event has occurred, the amount in cash you will receive on your notes on the stated maturity date, if any, will be less than the face amount of your notes.  Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.
Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.
The Return on Your Notes May Change Significantly Despite Only a Small Change in the Underlier Level
If a trigger event occurs, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while a 35% drop between the initial underlier level and the final underlier level will not result in a loss of principal on the notes (since a trigger event will not have occurred), a decrease in the final underlier level to less than 65% of the initial underlier level may result in a loss of a significant portion of the principal amount of the notes despite only a small change in the underlier level.
Your Notes Will Not Bear Interest
You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.
The Potential for the Value of Your Notes to Increase Will Be Limited
Your ability to participate in any change in the value of the underlier over the life of your notes will be limited because of the cap level.  The maximum settlement amount will limit the cash settlement amount you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the cap level over the life of your notes.  Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.
You Have No Shareholder Rights or Rights to Receive Any Underlier Stock
Investing in your notes will not make you a holder of any of the underlier stocks.  Neither you nor any other holder or owner of your notes will have any rights with respect to the underlier stocks, including any voting rights, any right to receive dividends or other distributions, any rights to make a claim against  the underlier stocks or any other rights of a holder of the underlier stocks.  Your notes will be paid in cash and you will have no right to receive delivery of any underlier stocks.
We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price
At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.
If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected
The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the cap level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the cap level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

Your Notes Are Linked to an Underlier Which Is Comprised of Underlier Stocks That Are Traded in a Foreign Currency But Not Adjusted to Reflect Their U.S. Dollar Value, And, Therefore, the Return on Your Notes Will Not Be Adjusted for Changes in the Foreign Currency Exchange Rate
Your notes are linked to an underlier whose underlier stocks are traded in a foreign currency but not adjusted to reflect their U.S. dollar value.  The amount payable on your notes will not be adjusted for changes in the Japanese yen/U.S. dollar exchange rate.  The amount payable will be based solely upon the overall change in the level of the underlier.  Changes in foreign currency exchange rates, however, may reflect changes in the economy of the foreign countries in which the underlier’s component stocks are listed that, in turn, may affect the level of the underlier.
Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities Markets
The value of your notes is linked to an underlier that holds stocks from one or more foreign securities markets. Investments linked to the value of foreign equity securities involve particular risks. Any foreign securities market may be less liquid, more volatile and affected by global or domestic market developments in a different way than are the U.S. securities market or other foreign securities markets. Both government intervention in a foreign securities market, either directly or indirectly, and cross-shareholdings in foreign companies, may affect trading prices and volumes in that market. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission. Further, foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.
The prices of securities in a foreign country are subject to political, economic, financial and social factors that are unique to such foreign country's geographical region. These factors include: recent changes, or the possibility of future changes, in the applicable foreign government's economic and fiscal policies; the possible implementation of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities; fluctuations, or the possibility of fluctuations, in currency exchange rates; and the possibility of outbreaks of hostility, political instability, natural disaster or adverse public health developments. The United Kingdom has voted to leave the European Union (popularly known as “Brexit”). The effect of Brexit is uncertain, and Brexit has and may continue to contribute to volatility in the prices of securities of companies located in Europe and currency exchange rates, including the valuation of the euro and British pound in particular. Any one of these factors, or the combination of more than one of these factors, could negatively affect such foreign securities market and the price of securities therein. Further, geographical regions may react to global factors in different ways, which may cause the prices of securities in a foreign securities market to fluctuate in a way that differs from those of securities in the U.S. securities market or other foreign securities markets. Foreign economies may also differ from the U.S. economy in important respects, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency, which may have a positive or negative effect on foreign securities prices.
Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future
The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.
The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes, and any such guidance could adversely affect the tax treatment and the value of your notes.  Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax.  Furthermore, in 2007,  legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there will be no interest payments over the term of such instruments.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-43 of the accompanying product supplement no. 1,740. You should consult your tax advisor about this matter.  Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-43 of the accompanying product supplement no. 1,740 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.
United States Alien Holders Should Consider the Withholding Tax Implications of Owning the Notes
The Treasury Department has issued regulations under which amounts paid or deemed paid on certain financial instruments (“871(m) financial instruments”) that are treated as attributable to U.S.-source dividends could be treated, in whole or in part depending on the circumstances, as a “dividend equivalent” payment that is subject to tax at a rate of 30% (or a lower rate under an applicable treaty), which in the case of any amounts a United States alien holder receives upon the sale, exchange or maturity of the notes, could be collected via withholding. If these regulations were to apply to the notes, we may be required to withhold such taxes if any U.S.-source dividends are paid on the stocks included in the underlier during the term of the notes. We could also require a United States alien holder to make certifications (e.g., an applicable Internal Revenue Service Form W-8) prior to the maturity of the notes in order to avoid or minimize withholding obligations, and we could withhold accordingly (subject to the United States alien holder’s potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory. If withholding was required, we would not be required to pay any additional amounts with respect to amounts so withheld. These regulations generally will apply to 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) issued (or significantly modified and treated as retired and reissued) on or after January 1, 2019, but will also apply to certain 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) that have a delta (as defined in the applicable Treasury regulations) of one and are issued (or significantly modified and treated as retired and reissued) on or after January 1, 2017.  In addition, these regulations will not apply to financial instruments that reference a “qualified index” (as defined in the regulations).  We have determined that, as of the issue date of your notes, your notes will not be subject to withholding under these rules.  In certain limited circumstances, however, you should be aware that it is possible for United States alien holders to be liable for tax under these rules with respect to a combination of transactions treated as having been entered into in connection with each other even when no withholding is required.  You should consult your tax advisor concerning these regulations, subsequent official guidance and regarding any other possible alternative characterizations of your notes for U.S. federal income tax purposes.
Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities
Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

THE UNDERLIER
The Nikkei 225
The Nikkei Stock Average, more commonly known as the Nikkei 225, is a price-weighted equity index calculated, published and disseminated daily by Nikkei Inc. The Nikkei 225 is comprised of 225 highly liquid stocks of the Tokyo Stock Exchange First Section and aims to maintain long-term continuity and reflect changes in industry structure. The real-time price return Japanese yen value of the Nikkei 225 is reported by Bloomberg under the ticker symbol “NKY”. Publication of the Nikkei 225 began on September 7, 1950 and was originally calculated by the Tokyo Stock Exchange but has been calculated by Nikkei Inc. since 1970.  According to Nikkei Inc., the Nikkei 225 has been widely followed throughout its history as a barometer of the Japanese equity markets and the Japanese economy following World War II.  Additional information about the Nikkei 225 can be found on Nikkei Inc.’s website at: indexes.nikkei.co.jp/en/nkave. We are not incorporating by reference the website or any material it includes in this document.  Nikkei Inc. is under no obligation to continue to publish the Nikkei 225 and may discontinue the Nikkei 225 at any time as further described below.
Nikkei Inc. maintains an industry classification system of 36 industries, which it reclassifies into six industry sectors for purposes of the Nikkei 225.  The six industry sectors, and the underlying 36 industry classifications, are as follows:
•	Technology — Pharmaceuticals, Electric Machinery, Automobiles and Automobile Parts, Precision Instruments and Communications;
•	Financials — Banking, Other Financial Services, Securities and Insurance;
•	Consumer Goods — Fishery, Foods, Retail and Services;
•	Materials — Mining, Textiles and Apparel, Pulp and Paper, Chemicals, Petroleum, Rubber, Glass and Ceramics, Steel, Nonferrous Metals and Trading Companies;
•	Capital Goods/Others — Construction, Machinery, Shipbuilding, Transportation Equipment, Other Manufacturing and Real Estate; and
•	Transportation and Utilities — Railway and Bus, Land Transport, Marine Transport, Air Transport, Warehousing, Electric Power and Gas.
As of November 7, 2017, the following sectors had the following weights in the Nikkei 225: Technology (46.1%), Financials (2.6%), Consumer Goods (20.5%), Materials (16.9%), Capital Goods/Others (11.4%) and Transportation and Utilities (2.5%). Percentages may not sum to 100% due to rounding.  (Sector designations are determined by the underlier publisher using criteria it has selected or developed.  Index publishers may use very different standards for determining sector designations.  In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ.  As a result, sector comparisons between indices with different index publishers may reflect differences in methodology as well as actual differences in the sector composition of the indices.)

As of November 7, 2017, the top ten constituents of the Nikkei 225 and their respective weights were:
Company	Weight (%)
Fast Retailing Co., Ltd.	6.46%
Softbank Group Corp.	4.88%
Fanuc Corp.	4.56%
Tokyo Electron Ltd.	3.64%
KDDI Corp.	3.05%
Kyocera Corp.	2.63%
Daikin Industries, Ltd.	2.14%
Shin-Etsu Chemical Co., Ltd.	2.02%
Nitto Denko Corp.	1.89%
Terumo Corp.	1.58%
The information in the table and paragraph above was derived from sources we deem reputable but without independent verification by us. The other information regarding the index methodology described herein was derived from English language documents on Nikkei Inc.’s website but without independent verification.  Please note that in any case where differences arise between the English version of Nikkei Inc.’s index guide and the original Japanese version, the original Japanese document will prevail.
Construction of the Nikkei 225
In order to be eligible for the Nikkei 225, a stock must be an ordinary share of a domestic company listed on the Tokyo Stock Exchange First Section.  Non-ordinary shares such as exchange-traded funds, real estate investment trusts, preferred stock, preferred securities and tracking stocks are not eligible.  The constituents of the Nikkei 225 are reviewed once each year at the beginning of October (the “annual review”) and changes are typically implemented on the first trading day of October.  There is no limit to the number of additions or deletions that may result from the annual review. The annual review focuses on 1) a stock’s liquidity in the market and 2) industry sector balance. The purpose of the annual review is to maintain market representativeness of the constituents.
First, Nikkei Inc. assesses the liquidity of all eligible stocks by considering two factors: trading value of the preceding 5 years and magnitude of price fluctuation by volume of the preceding 5 years. Magnitude of price fluctuation by volume is calculated as the quotient of (1) the quotient of (i) the stock’s high price divided by (ii) such stock’s low price divided by (2) such stock’s trading volume. After performing the liquidity assessment, the stocks are then ranked in descending order of liquidity and the top 450 stocks constitute the “high liquidity group” and remain eligible for inclusion in the Nikkei 225. Any current constituents falling outside of the high liquidity group (ranked 451 or lower based on liquidity) are deleted from the Nikkei 225. Of those stocks in the high liquidity group, the top 75 with the highest liquidity and not already a constituent are added to the Nikkei 225.
Second, the 450 stocks within the high liquidity group are categorized into the six industrial sectors described above: technology, financials, consumer goods, industrial materials, capital goods/others and transportation/utilities. Once the number of stocks in each sector is determined, such number is divided in half to determine the target number of stocks from each sector that shall constitute the 225 constituents in the Nikkei 225. If any of the sectors are over-represented at that stage (i.e., there are a greater number of actual constituents in the Nikkei 225 for the sector relative to the target number of stocks for such sector), current constituents in the Nikkei 225 are deleted in order of ascending liquidity so those constituents with the lowest liquidity are removed from the Nikkei 225 until the overage is corrected. If any of the sectors are under-represented (i.e., there are a lesser number of actual constituents in the Nikkei 225 for the sector relative to the target number of stocks for such sector), non-constituent stocks within the high liquidity group are added in order of descending liquidity so those stocks with the highest liquidity are added to the Nikkei 225 until the shortage is corrected. This process is performed to achieve a group of 225 constituents that reflect the intended sector balance.
Calculation of the Nikkei 225
The Nikkei 225 is a weighted price average index in which the level of the Nikkei 225 is calculated as the quotient of (i) the sum of all constituents’ adjusted stock prices divided by (ii) the divisor (as described below). A constituent’s adjusted stock price is its stock price as adjusted by the presumed par value and such adjusted stock price is equal to the quotient of (i) the product of (a) the stock’s price times (b) 50 yen divided by (ii) the presumed par value of such stock (in yen). The Nikkei 225 level is rounded to the nearest hundredth and is calculated and published every 5 seconds beginning at 9 am (Tokyo time) daily.
The stock price used in the calculation is typically the last traded price of the constituent.  In some cases, however, the Tokyo Stock Exchange publishes a special quote for the constituent, and the special quote price will be used.  When this occurs, the special quote tends to be, but is not always, an intraday price.  If neither a special quote price nor a traded price is available, Nikkei Inc. will use the base price, which is usually the price used in calculating the Nikkei 225 on the prior day.  In the case of a stock that is trading ex-rights (e.g., after a stock split) for the first time on that day, however, Nikkei Inc. calculates an ex-rights theoretical price based on the price used for calculation on the preceding day and the appropriate adjustment to reflect the change in the stock.  Nikkei Inc. does not adjust for dividends in calculating the Nikkei 225.
The presumed par value of the constituent is intended to reflect the historical basis on which the stock is traded.  Japanese law abolished the concept of par value for stocks in 2001, but many stock prices reflect the former par value, such as 50, 500 or 50,000 yen. For example, stocks traded in units of 1 share (ex-par value of 50,000 yen) and stocks traded in units of 100 or 1000 shares have different price levels.  Therefore, in order to calculate the Nikkei 225 on a consistent basis, Nikkei Inc. adjusts the constituent prices, usually to a presumed par value of 50 yen.  Most of the constituents have a presumed par value of 50 yen, which means their original prices are simply used for purposes of calculating the Nikkei 225. However, not all constituents have a presumed par value of 50 yen – presumed par values of current constituents range from 25 yen to 500 yen. The presumed par value for each constituent is published on Nikkei Inc.’s website.
The presumed par value also may be adjusted to reflect large scale stock splits or reverse splits.  In these situations, Nikkei Inc. believes a divisor adjustment will not ensure continuity of the Nikkei 225.  Instead of adjusting the divisor, Nikkei Inc. adjusts the presumed par value or, in some cases, the constituent price.  For example, if a stock with a presumed par value of 50 yen splits 1 to 2, the presumed par value will be changed to 25 yen.  In calculating the Nikkei 225, the constituent price will be doubled to reflect the 50 par yen basis for calculating the Nikkei 225. In the case of a small scale split (such as a split of 1 to 1.1), the divisor will be adjusted instead of the presumed par value.
Divisor Adjustments
As noted above, the Nikkei 225 is calculated as an adjusted price average index, where the weight is based on the presumed par value. The divisor is intended to maintain continuity of the Nikkei 225 and is the denominator of the fraction used to calculate the average.  The divisor was initially the number of constituents, but has been changed over time to reflect stock splits, reverse splits, paid-in capital increases and other changes in the constituents.
When a stock splits or reverse splits, the level of paid-in capital increases, or there are other non-market corporate events affecting the constituents, the level of stock price changes. Also, when constituents are changed, the sum of stock prices (the numerator of the fraction prior to adjustment) changes based upon the prices of additions and deletions to the Nikkei 225. Therefore, the divisor is changed except in the case of large scale splits and reverse splits, in which the presumed par value is changed as discussed above.
The divisor for the next index day is calculated as the product of (i) the current day’s divisor times (ii) the quotient of (a) the sum of the base prices for the next day’s constituents divided by (b) the sum of the closing prices of the current day’s constituents used to calculate the Nikkei 225 level for the current day.

For purposes of calculating the divisor, the base prices for the next day’s constituents are calculated as follows:
•	The base price for stocks the prices of which are not changed based on non-market events will be the same as the current day’s price used in calculating the Nikkei 225.
•
The base price for stocks the presumed par value of which are changed will be the same as the current day’s price used in calculating the Nikkei 225 (and as a result of the presumed par value change, no change in the divisor will occur).

•
The base price for stocks the prices of which will change for non-market corporate events will be a theoretical price calculated based on the current day’s prices and the ex-rights change in the stock.

•	The base price for stocks becoming new index constituents on the next day will be the prices calculated for those stocks as if they were current constituents as discussed above.
As of March 6, 2017, the divisor of the Nikkei 225 was 26.301.  The divisor is published on Nikkei Inc.’s website on each Tokyo Stock Exchange trading day and is rounded to the nearest one-thousandth.  For additional information about the divisor, as well as calculation examples of divisor changes, please see the index guide on Nikkei Inc.’s website.
Maintenance of the Nikkei 225
Extraordinary Replacement
In addition to additions and deletions of constituents resulting from the annual review, changes to index constituents may also be made as a result of certain extraordinary events. Stocks delisted from the Tokyo Stock Exchange First Section as a result of bankruptcy, stocks designated by the Tokyo Stock Exchange as a “security to be delisted,” stocks of companies in bankruptcy, liquidation and similar events, stocks affected by corporate restructuring (including mergers, share exchanges and share transfers), stocks delisted due to excess debt, or stocks transferred to the Tokyo Stock Exchange Second Section will be deleted from the Nikkei 225. Constituents that are designated by the Tokyo Stock Exchange as “securities under supervision” become deletion candidates, but deletion is not automatic and the sustainability and probability of delisting from the exchange will be considered in determining whether to delete the constituent from the Nikkei 225.
If a constituent has been deleted from the Nikkei 225 based on an event described above, a stock will be added to replace the deleted constituent by selecting the highest liquidity stock in the same sector as the deleted constituent from the high liquidity group determined during the last annual review. However, if a deletion is scheduled close to an annual review, additional stocks may be selected as part of the applicable annual review process.  Additionally, if there are multiple deletions in a short period of time not close to a scheduled annual review, the standard annual review process assessing liquidity and sector balance will be followed to select new constituents rather than referring to the last annual review list.
Special Rules for Additions Resulting from Other Corporate Actions
Notwithstanding the process above, the following procedures may be applied in certain cases of corporate restructuring. Application of these special rules is determined for each particular case. Where (i) a constituent is merged and delisted or (ii) a newly established listed parent company receives its shares by transfer or exchange from another constituent, the delisted stock may be replaced by the successor company’s stock if it is or will be listed within a short period on the Tokyo Stock Exchange First Section. In the case of spin-offs where multiple companies remain listed on the Tokyo Stock Exchange First Section, the stock of the company that succeeds to the major operations of the former company will become a constituent of the Nikkei 225.
Except for constituent changes resulting from the annual review and from the circumstances described above under “Extraordinary Replacement” and “Special Rules for Additions Resulting from Other Corporate Actions”, there is no process for adding new constituents to the Nikkei 225.  After consultation with academics and market professionals, Nikkei Inc. decides and announces the list of deletions and additions. As discussed above under “Calculation of the Nikkei 225”, the divisor is adjusted accordingly to maintain continuity when constituents are added or deleted from the Nikkei 225. Deletions and additions to the Nikkei 225 resulting from either the annual review or extraordinary events are generally effective on the same day in an effort to maintain the number of constituents at 225. However, when necessary, additions may be made after the deletions take effect and during the interim period, the Nikkei 225 may be calculated with less than 225 constituents. For example, in the case of sudden events, such as bankruptcy, there may be a short announcement period before the deletion is effective or if such constituent is promptly deleted, the new constituent may be added after a short period of notice.
Changes to the Nikkei 225 Methodology
Although the Nikkei 225 is calculated and maintained in accordance with the information provided in the methodology maintained on Nikkei Inc.’s website, Nikkei Inc. has discretion to take measures it deems appropriate upon the occurrence of events which are not covered in the methodology or in circumstances where it is difficult to continue to calculate the Nikkei 225 using the rules described in such methodology.
License Agreement between Nikkei Inc. and GS Finance Corp.
Goldman Sachs will enter into a non-exclusive license agreement with Nikkei Inc. (“NKI”) whereby GS Finance Corp., in exchange for a fee, will be permitted to use the Nikkei 225 in connection with the offer and sale of your security.  Any intellectual property rights relating to the Nikkei 225 belong to NKI. Goldman Sachs is not affiliated with NKI; the only relationship between NKI and Goldman Sachs is the licensing of the use of the Nikkei 225 and trademarks relating to the Nikkei 225.
NKI is under no obligation to continue the calculation and dissemination of the Nikkei 225.  Your security is not sponsored, endorsed, sold or otherwise promoted by NKI.  No inference should be drawn from the information contained herein that NKI makes any representation or warranty, express or implied, to us or any holder of your security or any member of the public regarding the advisability of investing in securities generally or in your security in particular or the ability of the Nikkei 225 to track generally stock market performance.
NKI determines, composes and calculates the Nikkei 225 without regard to your security.  NKI has no obligation to take into account your interest, or that of anyone else having an interest, in your security in determining, composing or calculating the Nikkei 225 or any successor index.  NKI is not responsible for and has not participated in the determination of the terms, prices or amount of your security and will not be responsible for or participate in any determination or calculation regarding the principal amount of your security payable at the stated maturity date. NKI has no obligation or liability in connection with the administration, marketing or trading of your security.
Neither NKI nor any of its affiliates accepts any responsibility for the calculation, maintenance or publication of the Nikkei 225.  NKI disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 or the manner in which the Nikkei 225 is applied in determining the level of the Nikkei 225 or any amount payable upon maturity of your security.
NKI DOES NOT GUARANTEE THE ACCURACY OR THE COMPLETENESS OF THE NIKKEI 225 OR ANY DATA INCLUDED IN THE NIKKEI 225.  NKI ASSUMES NO LIABILITY FOR ANY ERRORS OR OMISSIONS.
Historical Closing Levels of the Underlier
The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during the period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.
You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.
Neither we nor any of our affiliates make any representation to you as to the performance of the underlier.  Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes. The actual performance of the underlier over the life of the offered notes, as well as the cash settlement amount, may bear little relation to the historical closing levels shown below.
The graph below shows the daily historical closing levels of the underlier from November 6, 2007 through November 6, 2017. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

Historical Performance of the Nikkei 225

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement no. 1,740, the accompanying general terms supplement no. 1,734, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying product supplement no. 1,740, the accompanying general terms supplement no. 1,734, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying product supplement no. 1,740, the accompanying general terms supplement no. 1,734, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement
Page
Summary Information	PS-3
Hypothetical Examples	PS-7
Additional Risk Factors Specific to Your Notes	PS-10
The Underlier	PS-15

Product Supplement No. 1,740 dated July 10, 2017

Summary Information	S-1
Hypothetical Returns on the Underlier-Linked Trigger Notes	S-10
Additional Risk Factors Specific to the Underlier-Linked Trigger Notes	S-31
General Terms of the Underlier-Linked Trigger Notes	S-36
Use of Proceeds	S-41
Hedging	S-41
Supplemental Discussion of Federal Income Tax Consequences	S-43
Employee Retirement Income Security Act	S-50
Supplemental Plan of Distribution	S-51
Conflicts of Interest	S-54

General Terms Supplement No. 1,734 dated July 10, 2017

Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-16
The Underliers	S-36
S&P 500® Index	S-40
MSCI Indices	S-46
Hang Seng China Enterprises Index	S-55
Russell 2000® Index	S-61
FTSE® 100 Index	S-69
EURO STOXX 50® Index	S-75
TOPIX	S-82
The Dow Jones Industrial Average®	S-87
The iShares® MSCI Emerging Markets ETF	S-91
Use of Proceeds	S-94
Hedging	S-94
Employee Retirement Income Security Act	S-95
Supplemental Plan of Distribution	S-96
Conflicts of Interest	S-98

Prospectus Supplement dated July 10, 2017

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-15
United States Taxation	S-18
Employee Retirement Income Security Act	S-19
Supplemental Plan of Distribution	S-20
Validity of the Notes and Guarantees	S-21

Prospectus dated July 10, 2017

Available Information	2
Prospectus Summary	4
Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements	8
Use of Proceeds	11
Description of Debt Securities We May Offer	12
Description of Warrants We May Offer	45
Description of Units We May Offer	60
GS Finance Corp.	65
Legal Ownership and Book-Entry Issuance	67
Considerations Relating to Floating Rate Debt Securities	72
Considerations Relating to Indexed Securities	73
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	74
United States Taxation	77
Plan of Distribution	92
Conflicts of Interest	94
Employee Retirement Income Security Act	95
Validity of the Securities and Guarantees	95
Experts	96
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	96
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	96

$

GS Finance Corp.

Nikkei 225-Linked Trigger Notes due
guaranteed by
The Goldman Sachs Group, Inc.

Goldman Sachs & Co. LLC